Exhibit 99.1

Dominion Diamond Corporation Reports Fiscal 2014 Second Quarter Results

TORONTO, CANADA (Sept 4, 2013) – Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the “Company”) today announced its second quarter results for the period ending July 31, 2013.

Robert Gannicott, Chairman and Chief Executive Officer, commented, “We are well pleased with the performance of our new acquisition, the Ekati Mine, which has delivered an adjusted EBITDA margin of thirty percent for the quarter. Grades and diamond sales are ahead of our purchase model while costs are modestly lower. At Diavik the “Reshaping Diavik” initiative by Rio Tinto has delivered cost savings and production increases compared with the current mine plan. Diamond sales have exceeded expectations in a market place that has held its ground during the last six months despite the financial troubles of India and China. Looking to the future, we have already defined a concept for the mining of the Jay Pipe with the potential to add 10 to 15 years of production beyond the current Ekati Mine Plan.”

Second Quarter Summary

  Consolidated rough diamond sales from the Diavik and Ekati Diamond Mines for the second quarter were $261.8 million, resulting in an operating profit of $12.4 million.

  The Diavik Diamond Mine generated gross margin of 25.1% and an EBITDA margin of 47% during the second quarter.

  The Ekati Diamond Mine gross margin would have been 11% and the EBITDA margin would have been 30%, if the effect of the market value adjustment to inventory made as part of the acquisition was excluded.

  Included in the consolidated net loss attributable to shareholders for the quarter was $5.4 million (after-tax) of restructuring costs at the Antwerp, Belgium office and $10.6 million (after-tax) of expenses relating to the cancellation of the credit facility that had been previously arranged for the acquisition of the Ekati Diamond Mine. Excluding these two items and the impact of the sale of opening acquisition inventory that was included at market value in the Ekati cost of sales, the Company’s consolidated net profit attributable to shareholders for the quarter would have been $11.1 million or $0.13 per share.

  Company recorded a consolidated net loss attributable to shareholders of $16.3 million or $(0.19) per share for the quarter.

Diavik Diamond Mine

  Production for the second calendar quarter at the Diavik Diamond Mine was 1.6 million carats on a 100% basis.

  During the second quarter, the Company sold approximately 0.7 million carats from the Diavik Diamond Mine for a total of $91.3 million for an average price per carat of $130.

  At July 31, 2013, the Company had 0.5 million carats of Diavik Diamond Mine produced inventory with an estimated market value of approximately $65 million.

Ekati Diamond Mine

  The Ekati Diamond Mine performed ahead of the Company’s expectations for grade and diamond sales for the quarter, with modestly lower costs than expected. Production for the second calendar quarter at the Ekati Diamond Mine was 0.4 million carats on a 100% basis.

  During the second quarter, the Company sold approximately 0.6 million carats from the Ekati Diamond Mine for a total of $170.5 million for an average price per carat of $289.

  At July 31, 2013, the Company had 0.4 million carats of Ekati Diamond Mine produced inventory with an estimated market value of approximately $135 million.

  A detailed valuation study of opening inventory held at the time of the Ekati acquisition has determined that the inventory, which was valued at market prices as of April 10th , had a value of $154 million, an increase of $19.4 million over the original estimate. This increased the amount of inventory available for sale in the second quarter. At the end of the second quarter, the Company had $15 million of this inventory remaining.

  The Company has completed the restructuring of the additional sales and marketing premises that it acquired as part of the Ekati Diamond Mine, and has now integrated the marketing and sales operations for Ekati with those for Diavik into a single location.

  A Project Description Report for the Lynx Pipe is expected to be submitted by the Company in mid-September as a precursor for the Jay project. The report for which will be filed in mid-October. The development of the Jay Pipe has the potential to add a further ten to fifteen years of production beyond the current Ekati mine plan.

Conference Call and Webcast

Beginning at 8:30AM (ET) on Thursday, September 5th, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's web site at www.ddcorp.ca or by dialing 866-270-6057 within North America or 617-213-8891 from international locations and entering passcode 66211452.

An online archive of the broadcast will be available by accessing the Company's web site at www.ddcorp.ca. A telephone replay of the call will be available one hour after the call through 11:00PM (ET), Thursday, September 19th, 2013 by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 15589624.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two of the world's most valuable diamond mines. Both mines are located in the low political risk environment of the Northwest Territories of Canada. The Company is the fourth largest diamond producer by value globally and the largest diamond mining company by market capitalization, listed on the Toronto and New York stock exchanges.

The Company operates the Ekati Diamond Mine through its 80% ownership as well as a 58.8% ownership in the surrounding areas containing prospective resources. It also sells diamonds from its 40% ownership in the Diavik Diamond Mine.

For more information, please visit www.ddcorp.ca

Contacts:
Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations – (416) 205-4380 or kstamm@ddcorp.ca